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Nathaniel Segal
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August 11, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Attn:	Mr. Raymond A. Be, Attorney-Adviser
Division of Investment Management

Re:	Origin Real Estate Credit Fund (formerly, Origin Real Estate Credit Interval Fund)

Registration Statement on Form N-2
File Nos. 333-287135, 811-24089

Dear Mr. Be,

On behalf of Origin Real Estate Credit Fund (formerly, Origin Real Estate Credit Interval Fund) (“Registrant” or the “Fund”), this letter responds to the comments received by email from the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”), in a letter dated June 13, 2025 and addressed to Michael McVickar, General Counsel, Origin Investments, relating to the Staff’s review of the above-referenced registration statement originally filed with the Commission on May 9, 2025, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Registration Statement”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comments of the Staff have been reproduced herein and are accompanied by corresponding Registrant responses. Registrant notes that its responses are also reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Registration Statement, filed on or about August 11, 2025 (the “Amendment”). Unless otherwise noted, capitalized terms have the same meaning as contained in the Amendment.

General

1.            Comment: We note that portions of the filing, including the Fund’s financial statements, are incomplete. A full financial review (e.g., seed financial statements, auditor’s report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, or disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: Registrant acknowledges the Staff’s comment and confirms that incomplete portions of the Registration Statement will be completed and updated in a subsequent pre-effective amendment. Specifically, with respect to the financial statements, Registrant expects to include them in Pre-Effective Amendment No. 2 to the Registration Statement, which Registrant intends on filing within the next week.

222 North LaSalle Street | Chicago, Illinois 60601 | T +1 312 609 7500 | F +1 312 609 5005

Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, Vedder Price Pte. Ltd., which operates in Singapore and Vedder Price (FL), LLP, which operates in Florida.

Mr. Raymond A. Be

Division of Investment Management

Securities and Exchange Commission

August 11, 2025

2.            Comment: Please supplementally explain the status of any exemptive relief or no-action request submitted, or expected to be submitted, in connection with the registration statement, including the applications for multi-class relief and co-investment relief referenced in the filing.

Response: Registrant notes that concurrent with the filing of the Registration Statement on May 9, 2025, it filed an application seeking an order from the Commission to permit the Fund to issue multiple classes of shares of beneficial interest with asset-based service and/or distribution fees and to impose early withdrawal charges (“Multi-Class Relief”). On May 23, 2025, we provided the Staff—specifically, Erin Loomis Moore and Matthew Cook of the Chief Counsel’s Office—with a requested blackline of the application against relevant precedent. Because Origin Credit Advisers, LLC (“OCA” or the “Adviser”), the Fund’s investment adviser, was unable to obtain EDGAR codes to enable it to be identified as a co-applicant with the Fund’s May 9, 2025 Multi-Class Relief application, an amended application for Multi-Class Relief was filed on June 4, 2025, solely for the purpose of adding the Adviser as a co-applicant. On August 4, 2025, Registrant received comments from Ms. Moore and Mr. Cook on its amended application for Multi-Class Relief. Registrant intends on filing a further amended application for Multi-Class Relief concurrent with its pre-effective amendment filing or shortly thereafter.

Separately, Registrant continues to evaluate the desirability and feasibility of filing an application seeking an order from the Commission with respect to co-investment relief.

Registrant does not believe that any other exemptive relief or any no-action request is necessary to launch and operate the Fund, and offer its shares, in compliance with the Federal securities laws.

3.            Comment: Section 8(c) of the Securities Act relates to post-effective amendments. Please remove the check from the box next to “when declared effective pursuant to Section 8(c).”

Response: Registrant notes that the box was checked inadvertently and the check has been removed.

Prospectus

Cover page

4.            Comment: The Fund’s 80% policy suggests that it will primarily invest in loans on multifamily residential properties, recognizing that the policy includes “other real estate-related investments.” However, much of the focus of the discussion that follows relates to the “other real estate-related investments,” including commercial real estate as well as other commercial loans (e.g., mezzanine debt, etc.). If the Fund intends to primarily invest in multifamily real estate loans, revise the disclosure to describe multifamily loans more prominently and completely (including risks) or clarify how they fit within the current disclosure. If multifamily real estate investments are not expected to be more significant than “other real estate-related investments,” consider revising the 80% policy to place less prominence on multifamily real estate loans.

Response: Registrant has reworked the description of its principal investment strategies and revised the 80% policy for clarity in light of the Staff’s comments, both the above-noted comment 4 as well as comment 5 below (regarding “will originate, invest and manage…”). Please refer to the revised prospectus, including the cover page and page 2, included with the Amendment.

Mr. Raymond A. Be

Division of Investment Management

Securities and Exchange Commission

August 11, 2025

5.            Comment: In your 80% policy you state the Fund will “originate, invest and manage … in a portfolio of multifamily real estate loans and other real estate-related investments.” In the Summary, please clarify what you mean by “originate, invest and manage” and discuss the Adviser’s capabilities and experience originating and managing real estate loans and investments, including its experience and intentions with respect to under- or non-performing loans and investments.

In addition, please ensure your Summary disclosure addresses other relevant investment considerations such as:

•	What you mean by “multifamily”,

•	Anticipated loan sizes,

•	Whether loans will be collateralized (first-lien, second, etc.),

•	Whether you will lend to new projects or existing/occupied properties only,

•	The types of data, metrics, analyses, and investment factors you consider when making investment decisions and monitoring and valuing existing investments.

Response: Please refer to Registrant’s response to comment 4 above, as reflected in the Amendment, which includes the revised 80% policy, removing reference to “originate, invest and manage,” as well as revised disclosure clarifying what is meant by “multifamily.” Registrant’s revised description of its investment program clarifies that loans eligible for investment include both senior mortgage loans, subordinated mortgage loans and various other types of debt investments, whether secured or unsecured. In this respect, Registrant directs the Staff’s attention to the revised disclosure regarding sub-categories of investments within the Fund’s primary asset classes, including, in particular, the disclosure under “Direct Lending Opportunities,” which addresses anticipated loan sizes and ability to lend to new or existing properties. Additionally, the revised disclosure specifically addresses the range of loans in which the Fund may invest, including second and lower lien loans as well as unsecured loans.

With respect to the Staff’s comment regarding the types of data relied upon by the Adviser, Registrant directs the Staff’s attention to inclusion of disclosure under the sub-header “Investment Process,” under the header “INVESTMENT OBJECTIVES, POLICIES AND STRATEGIES,” in the body of the prospectus (pages 49-50). As to the Staff’s comment concerning the Adviser’s capabilities and experience originating and managing real estate loans and investment, Registrant notes the inclusion of additional disclosure under the sub-header “Adviser Capabilities” in the Prospectus Summary, and under the revised sub-header “Market Opportunity and Adviser Capabilities” in the body of the prospectus (page 39).

Mr. Raymond A. Be

Division of Investment Management

Securities and Exchange Commission

August 11, 2025

6.            Comment: The disclosure under the caption “Leverage” states that the Fund may use leverage to enhance returns. Supplementally advise in further detail the anticipated amount and timing of such leverage. To the extent the Fund intends to obtain such leverage in the first year, ensure the estimated cost is reflected in the fee table.

Response: Registrant notes that, as disclosed under the caption “Leverage,” the Fund primarily intends to enter into financing transactions using reverse repurchase agreements; relatedly, for clarity, Registrant has changed references from “may use” to “will use.” For the Staff’s information, Registrant expects the Fund to use such financing transactions to the maximum amount permissible (i.e., up to 33⅓% of the Fund’s total assets, including the assets subject to, and obtained with the proceeds of, such indebtedness, immediately after entering into any type of financing transaction) and expects to do so in conjunction with the Fund’s inception. The Fund does not intend to issue preferred shares or convertible securities in the first 12 months following effectiveness of the registration statement. Registrant confirms that the estimated cost of leverage is reflected in the fee table, as revised.

7.            Comment: We note that the Fund will be seeded via predecessor funds/accounts. Please supplementally advise as to any prior staff guidance, including no-action letters, that the Fund intends to rely on in order to (1) effect the formation transactions contemplated to create the Fund and (2) present prior performance of any of the predecessor funds, if the Fund intends to do so. Please discuss the basis for the Fund’s belief that such guidance is applicable.

Response:

(1) Formation Transactions and SEC Staff Guidance

As disclosed in the prospectus, prior to the commencement of the Fund’s operations, each of Origin Multifamily Credit Fund, LLC (“MCF”) and Origin Strategic Credit Fund, LLC (“SCF,” and together with MCF, the “Predecessor Funds”), each a private fund relying on an exemption from registration under Section 3(c)(7) of the Investment Company Act, will reorganize with and transfer all of their portfolio securities into the Fund and the Predecessor Funds will cease operations (the “Reorganization”). The Fund and the Predecessor Funds intend on effecting the Reorganization in accordance with the conditions set forth in GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006) (“GuideStone”). In GuideStone, the Staff provided no-action relief from Section 17(a)(1) of the Investment Company Act with respect to the transfer by each of several unregistered funds exempt from registration as investment companies pursuant to Section 3(c) of the Investment Company Act (each, an “Unregistered Fund”) of all of its assets to a corresponding, newly created series of an affiliated investment company registered under the Investment Company Act (a “Corresponding Fund”) in exchange for shares of the Corresponding Fund. Each Unregistered Fund and its Corresponding Fund may have been deemed to be affiliates because they may have been deemed to be under the common control of GuideStone Financial Resources of the Southern Baptist Convention.

Mr. Raymond A. Be

Division of Investment Management

Securities and Exchange Commission

August 11, 2025

With respect to Registrant, each of SCF and MCF is managed by its respective managing member which, in turn, delegated investment management responsibilities and decisions to OCA, a Delaware limited liability company and SEC-registered investment adviser, as implemented by Thomas Briney, President and Chief Investment Officer of OCA. OCA will serve as investment adviser to the Fund and Mr. Briney will serve as the Fund’s portfolio manager. Similar to the circumstances in GuideStone, each of the Fund, MCF and SCF may be deemed to be affiliates because they may be deemed to be under the common control of OCA. As noted above, the Reorganization will be effected in accordance with the conditions of and circumstances described in GuideStone.

Specifically, the Fund will be acquiring all of the assets of the Predecessor Funds pursuant to an Agreement and Plan of Merger (the “Plan”). The Plan provides that the Reorganization will comply with the terms of paragraphs (b), (c), (d), (e), (f) and (g) of Rule 17a7 under the Investment Company Act and the provision of Rule 17a-8 under the Investment Company Act (as these provisions apply to a merger between unregistered funds that are eligible to rely on that rule and a registered investment company), in accordance with the Staff’s position in GuideStone. Consistent with the requirements set forth in GuideStone:

a.            The Fund will be a shell portfolio at the time of the Reorganization;

b.             The assets of each of the Predecessor Funds will consist of securities that are appropriate, in type and amount for investment by the Fund in light of its investment objectives and policies;

c.             The Predecessor Funds will transfer all of their portfolio securities at the time of the Reorganization to the Fund;

d.             The Fund has the same procedures for determining net asset value as the Predecessor Funds and will follow those procedures in determining the amount of shares to be issued in the Reorganization.

Mr. Raymond A. Be

Division of Investment Management

Securities and Exchange Commission

August 11, 2025

e.            The Reorganization will proceed in a sequential matter and, in the final stage of its implementation, the assets of each Predecessor Fund shall vest in and be acquired by the Fund and the securities issued by the Predecessor Funds will be converted into a number of newly issued shares of the Fund, which shall be received by the investors of the Predecessor Funds simultaneously;

f.            The Fund will comply with the recordkeeping requirements described in GuideStone;

g.            OCA, consistent with its fiduciary duties, has disclosed to the Independent Trustees of the Fund the existence of, and all the material facts relating to, any conflicts of interest between the Adviser and the Fund with regard to the Reorganization to facilitate the ability of the Independent Trustees to evaluate and approve the Reorganization; and

h.            OCA, not the Predecessor Funds or the Fund, will bear the costs associated with the Reorganization.

Registrant further notes that, for purposes of the Reorganization, the net asset value of each of the Predecessor Funds will be determined using the same valuation procedures as the Fund. Such procedures have been approved for the Fund by its Board of Trustees. Pursuant to the Plan, the assets of each Predecessor Fund shall vest in and be acquired by the Fund and the securities issued by the Predecessor Funds will be converted into a number of newly issued shares of the Fund which shall be received by investors of the Predecessor Funds simultaneously. In addition, the aggregate net asset value of the newly issued shares will equal the aggregate net asset value of the securities issued by the Predecessor Funds held immediately prior to the merger. Subsequently, the net asset value of the Fund’s shares will be determined daily as part of a continuous offering and other shareholders will purchase at the net asset value per share next determined using the same valuation procedures. Also, with respect to information investors will have available to them about the Predecessor Funds, the Registration Statement will contain audited financial statements as of December 31, 2024, including the consolidated schedule of investments as of the same date. Registrant respectfully notes that the Predecessor Funds have substantially similar investment objectives and strategies as the Fund. Accordingly, Registrant affirms that there will be no dilution to other shareholders who purchase shares of the Fund after the Reorganization.

Additionally, the mergers contemplated by the Plan are intended to qualify as nontaxable exchanges under Section 368 of the Internal Revenue Code of 1986, as amended.

In view of the foregoing, Registrant believes it may effect the Reorganization in reliance on the Staff’s position in GuideStone.

Mr. Raymond A. Be

Division of Investment Management

Securities and Exchange Commission

August 11, 2025

(2)            Prior Performance

As disclosed in the prospectus, the Fund, as the accounting successor of the Reorganization, will adopt the operating history of SCF for financial reporting purposes. In this connection, Registrant notes that OCA, the investment adviser for the Fund, exercised investment management responsibilities for SCF for the entire performance period shown in the prospectus and Mr. Briney, the President and Chief Investment Officer of OCA, has served as the sole portfolio manager for SCF throughout the relevant period. In this regard, there will be no change in the management or day-to-day advisory services with respect to SCF in connection with the Reorganization; Mr. Briney will serve as the Fund’s portfolio manager and OCA will serve as the Fund’s Adviser. Registrant further notes that it has been advised by OCA that SCF has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

For the foregoing reasons, Registrant believes the inclusion of SCF’s performance as that of the Fund is supported by the Staff’s positions in Growth Stock Outlook Trust, SEC No-Action Letter (pub. avail. April 15, 1986) and Nicholas-Applegate Mutual Funds, SEC No-Action Letter (pub. avail. August 6, 1996).

Investment Strategies (page 3)

8.            Comment: The disclosure on page 4 states that the Fund may “invest directly in commercial real estate.” Clarify what this means. For instance, does this mean that the Fund will own real estate properties directly (as opposed to investing in instruments secured by real estate)? If so, explain how the Fund intends to manage such properties. In addition, please clarify whether the Fund, either alone or with affiliates, will control its investments, including real estate. Also explain how direct or controlling investments will affect the Fund’s status as an investment company.

Response: Registrant notes that in conjunction with revisions to the investment program disclosure, the disclosure regarding direct investments has been clarified. As reflected in the revised prospectus included with the Amendment, direct ownership of commercial real estate is expected to be limited to acquisitions of property securing an existing investment that has become impaired, provided the investment is suitable and permissible for the Fund. As also disclosed in the revised prospectus, at all times, the Fund will limit its direct ownership of commercial real estate in order to ensure its continued treatment as an investment company under the 1940 Act.

Registrant also notes that it has revised and supplemented the disclosure under the sub-heading “Potential Investment Structures,” and specifically, the discussion of Joint Venture Entities, to clarify that such joint ventures would only include arrangements in which the Fund does not primarily control the Joint Venture Entity. As included in the additional disclosure, in these Joint Venture Entities, the Fund would generally share control with the third-party partner (for example, the Fund may have approval rights over some or all of the Joint Venture Entity’s activities, and in limited circumstances that do not amount to primary control of the Joint Venture Entity, may have the ability to require that the Joint Venture Entity take specific actions), even though the Fund may hold a majority of the economic interests of a Joint Venture Entity.

Mr. Raymond A. Be

Division of Investment Management

Securities and Exchange Commission

August 11, 2025

9.            Comment: If the Adviser is newly registered under the Advisers Act, or has limited resources relative to other market participants, please consider the need to add summary risk disclosure addressing the Adviser’s experience, resources, and capabilities operating under the Investment Company Act and Advisers Act.

Response: For the Staff’s information, Registrant notes that the Adviser is neither newly registered under the Advisers Act nor limited in its resources relative to other market participants. Nonetheless, Registrant notes that the Risk Factors include “Management Risk and Reliance on Key Personnel” and “Limited Operating History.” Registrant has supplemented the foregoing disclosure to emphasize that the Adviser has not previously managed a registered investment company.

10.            Comment: We note the disclosure on page 14 that affiliates of the Adviser “may be engaged at prevailing market rates to provide property management and other services, for the Fund’s real estate investments” and the “Fund may invest in assets that are serviced by an affiliate of the Adviser.” We note similar disclosure on page 75 that the Adviser or its affiliates “may engage in origination activities and receive attendant arrangement, structuring or similar fees.” Please tell us more about the scope of potential activities contemplated by this disclosure, including policies and procedures in place to protect the Fund from overreach and ensure transactions are at “prevailing market rates.” Please explain how any contemplated transactions or arrangements will be structured to comply with Section 17 of the Investment Company Act. Also, to the extent that any of the Predecessor Funds’ investments are or were subject to similar fees and arrangements, please address the scope of such activities in correspondence.

Response: For the Staff’s information, Registrant notes that the Adviser’s affiliate currently charges the borrower of a loan originated by such affiliate, for purposes of inclusion of such loan or an interest therein in the Predecessor Funds’ investment portfolios, an origination fee of between zero and two percent of the loan amount. By way of brief background, a loan origination fee is a one-time fee charged by the lender or servicer to cover the costs associated with processing a loan. This fee, typically a percentage of the loan amount, helps the lender or servicer manage the administrative and underwriting tasks (including diligence on the borrower) involved in getting the loan approved and disbursed. It is a common feature of the closing costs for real estate mortgages and other types of loans.

The Adviser believes that the typical average real estate loan origination fee is approximately one percent. To be clear, this fee is not paid by the Predecessor Funds and is retained by the Adviser’s affiliate for the aforementioned services provided for the benefit of the borrower. Registrant anticipates this practice to continue for the Fund. In this regard, Registrant notes that the 1940 Act does not explicitly prohibit loan origination or similar fees for investment companies, including interval funds. This includes where the fund itself is responsible for all expenses associated with originating (including research, due diligence, use of experts, structuring and negotiations) and servicing the loans, to the extent nor borne by the borrowers. However, Registrant understands and acknowledges that the 1940 Act imposes restrictions on activities that could involve conflicts of interest or excessive fees, as outlined primarily in Section 17.

Mr. Raymond A. Be

Division of Investment Management

Securities and Exchange Commission

August 11, 2025

Section 17(a)

Section 17(a) of the 1940 Act generally prohibits an affiliated person of a registered investment company (or an affiliated person of such a person) from engaging in certain transactions with the fund, including selling or buying securities or property to or from the fund, or borrowing money or other property from the fund, unless an exemption applies. Here, the loan origination fees are neither a purchase or sale of property from the Fund nor the borrowing of money from the Fund. Accordingly, we do not believe Section 17(a) applies to the loan origination fees.

Section 17(d)

Section 17(d) of the 1940 Act generally prohibits affiliates from engaging in transactions where the fund is a joint or joint and several participant, in contravention of rules that the SEC may prescribe for the purpose of limiting or preventing participation by such fund on a basis different or less advantageous than that of its affiliate. Section 17(d), unlike Section 17(a), does not prohibit specific conduct, but instead gives the SEC the authority to promulgate rules that would limit or prevent joint transactions in situations where a fund would be participating under different or less advantageous terms than an affiliate.

Under its rulemaking authority, the SEC adopted Rule 17d-1, which states in part that no affiliate of a fund shall participate in any “joint enterprise or other joint arrangement or profit-sharing plan” with the fund unless the SEC grants an exemptive order for such enterprise or arrangement. Joint enterprise or other joint arrangement or profit-sharing plan is defined in Rule 17d-1 as “any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a. . .[fund] and . . . [an affiliate] have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking.” Although courts have interpreted the definition of “joint” broadly, they have nonetheless stressed that some element of “combination” is required. SEC v. Talley Industries, Inc., 399 F.2d 396.

The SEC Staff has stated that “[s]ection 17(d) and rule 17d-1 do not reach every economic relationship in which an investment company is on one side and one of its affiliates is on the other.”1 Rather, as noted above, some element of combination generally must be present for Section 17(d) and Rule 17d-1 to apply.2

[1]	See Norwest Bank Minnesota, N.A., SEC No-Action Letter (pub. avail. May 25, 1995) (“Norwest”) (citing Steadman Security Corp., Inv. Co. Act Release No. 9830, 46 S.E.C. 896, 911 (June 29, 1977)).
[2]	See SEC v. Talley Industries, 399 F.2d 396, 402 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969); Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

Mr. Raymond A. Bez

Division of Investment Management

Securities and Exchange Commission

August 11, 2025

Loan origination fees paid by a borrower to an affiliate of a registered investment company should not trigger a Section 17(d) violation because they do not involve a joint transaction involving the investment company itself. These fees are paid by the borrower, an unaffiliated third party, directly to the investment company’s affiliate for services related to originating or structuring the loan, not as part of a transaction where the investment company and the affiliate jointly participate in a profit-sharing arrangement or co-investment. Thus, Registrant believes that so long as the fees are arm’s-length, market-standard, and do not involve the Fund’s assets or commitments being used to benefit the Adviser’s affiliate disproportionately, the affiliate’s receipt of such fees fall outside the scope of Section 17(d).

Section 17(e)

Section 17(e) of the 1940 Act restricts affiliated persons of a registered investment company, or affiliates of such persons, from receiving compensation for acting as an agent or broker in connection with the sale or purchase of property to or for the investment company, except under specific conditions. Specifically, Section 17(e)(1) limits such compensation to the usual and customary broker’s commissions for transactions on a securities exchange, while Section 17(e)(2) prohibits any compensation for promoting or selling fund shares unless pursuant to a written underwriting contract approved under the Act. The purpose is to prevent conflicts of interest and self-dealing that could harm the fund or its shareholders.

Here, Section 17(e) should not apply. As noted, the fees are paid by a third-party borrower, not the investment company, for services related to originating or structuring the loan. Since the fees do not involve the affiliate acting as an agent or broker for the Fund in the purchase or sale of property (e.g., the loan itself), and the Fund’s assets are not directly used to pay the fees, the transaction falls outside Section 17(e)’s scope.

SEC Staff No-Action Position

We note that the Staff has issued a series of no-action letters indicating that, if adequate safeguards are in place, service agreements between a registered investment company and its affiliated persons (as defined in Section 2(a)(3) of the 1940 Act) would not be a “joint enterprise or other joint arrangement or profit-sharing plan” for purposes of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

Mr. Raymond A. Be

Division of Investment Management

Securities and Exchange Commission

August 11, 2025

In general, the Staff has taken the position that it would not recommend enforcement action with respect to an agreement for services entered into in the ordinary course of business between a fund and an affiliated person (or an affiliated person of an affiliated person) if the compensation provided for by the agreement had “adequate safeguards” in place to “prevent overreaching.” According to these no-action letters, a fund generally has “adequate safeguards” in place if a majority of the fund’s independent trustees make the following determinations with respect to the agreement between the fund and its affiliated service provider:

1.            the service contract is in the best interest of the fund and its shareholders;

2.            the services to be performed pursuant to the contract are services required for the operation of the fund;

3.            the affiliated service provider can provide services the nature and quality of which are at least equal to those provided by others offering the same or similar services; and

4.            the fees for such services are “fair and reasonable” in light of the usual and customary charges made by others for services of the same nature and quality with respect to affiliated service provider arrangements.

The following is a list of what we view to be the relevant no-action letters pertaining to the Staff’s positions on a fund entering into an affiliated service provider arrangement. The no-action letters are listed in reverse chronological order.

•	Norwest (pub. avail. May 25, 1995)

•	Washington Square Cash Fund, Inc., SEC No-Action Letter (pub. avail. Jul. 9, 1990)

•	Unified Management Corp., SEC No-Action Letter (pub. avail. June 28, 1990).

•	Flex-Fund, SEC No-Action Letter (Nov. 22, 1985).

•	Diversified Securities, SEC No-Action Letter (pub. avail. Jan. 22, 1985).

•	Criterion Funds Inc., SEC No-Action Letter (pub. avail. Jan. 9, 1984).

•	Federated Securities Corp., SEC No-Action Letter (pub. avail. Oct. 21, 1983)

•	Lindner Fund, Inc., SEC No-Action Letter (pub. avail. June 17, 1983)

•	Boston Safe Deposit and Trust Co., SEC No-Action Letter (pub. avail. Mar. 30, 1983).

•	Northern Trust Co., SEC No-Action Letter (pub. avail. June 1, 1983).

•	IPI-Income & Price Index Fund, SEC No-Action Letter (pub. avail. Dec. 12, 1980).

•	Current Income Shares, Inc., SEC No-Action Letter (pub. avail. Apr. 13, 1980).

Mr. Raymond A. Be

Division of Investment Management

Securities and Exchange Commission

August 11, 2025

Importantly, we note that loan origination fees are unlike the services provided under Norwest and the other no-action letters cited above in that the Fund is not actually paying such fees. Relatedly, the Staff’s concern, in connection with securities lending in Norwest, with an affiliate’s “unfettered discretion to negotiate loan terms”—which terms dictate the amount of fees borne by the fund—is inapplicable in our context. Accordingly, we believe the loan origination fees to be retained by the Adviser’s affiliate constitute a materially distinct fact pattern from one in which services are payable to an affiliate directly by a fund and do not present the same related conflicts of interest. Thus, Registrant believes the Adviser’s affiliate may receive origination fees from borrowers as described above.

Nonetheless, Registrant notes that the prospectus, as revised, includes details on the loan origination fees and the range of fees that would be payable by the borrower to the Adviser’s affiliate. The Adviser also anticipates ongoing disclosures and reporting to the Board of Trustees of the Fund on a regular basis regarding the fees payable to the Adviser’s affiliate. In addition, Registrant has added disclosure that the Adviser’s affiliate will not receive and retain such fees, if and to the extent prohibited by the 1940 Act.

Use of Proceeds (page 28)

11.           Comment: Disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund’s investment objectives and policies, the reason for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. See Item 7.2 of Form N-2.

Response: Registrant has supplemented the disclosure under the header “USE OF PROCEEDS” in response to the Staff’s comment, including to note that “It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objectives and policies within approximately three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objectives and policies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes.” Registrant notes the foregoing disclosure is consistent with that of peer real estate-focused interval funds. See, e.g., PIMCO Flexible Real Estate Income Fund (File Nos. 811-23779, 333-262575). Please refer to the revised prospectus disclosure included with the Amendment.

Participations in Loans (page 33)

12.            Comment: The disclosure states that the Fund “may enter into participation, intercreditor or other similar agreements, potentially in a subordinate position to other participants in a syndicated lending structure.” Clarify in plain English what this means. For example, explain whether these investments in these loans structured into different levels or tranches themselves and whether the Fund will be investing in the lower (e.g., equity) tranches, and if so, the attendant risks.

Response: Registrant has revised and supplemented the disclosure in response to the Staff’s comments. Please refer to the disclosure under the sub-header “Loan Participations” on page 42 of the revised prospectus, as included with the Amendment.

Potential Investment Structures (page 35)

Mr. Raymond A. Be

Division of Investment Management

Securities and Exchange Commission

August 11, 2025

13.            Comment: With respect to the Fund’s subsidiaries:

•	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosure of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

•	Explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the fund. If not, please explain why not.

•	Confirm in correspondence that the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

•	If a subsidiary is a foreign corporation, confirm supplementally that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

•	If a Subsidiary is wholly-owned, confirm supplementally that the Subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned Subsidiary’s expenses will be included in “Other Expenses” in the fund’s fee table.

Response: The Fund may utilize wholly-owned subsidiaries as investment vehicles for certain preferred equity investments. The use of such subsidiaries may enable the Fund to limit its exposure to certain liabilities attributable specifically to such preferred equity investments that it might otherwise be exposed to by direct investment. Using wholly-owned subsidiaries as investment vehicles also enables the Fund to negotiate customized deal structures with the preferred equity issuers/sponsors. These wholly-owned investment vehicles acquire preferred equity positions in entities that, directly or through other pass-through intermediaries, own the underlying real estate assets. To the extent the Fund employs a subsidiary it does so only to the extent consistent with the Fund’s principal investment strategies. Registrant further notes that it has revised the disclosure at issue, under the sub-header “Potential Investment Structures” (pages 51-53 of revised prospectus) to clarify the foregoing and has supplemented risk disclosures elsewhere in the prospectus to address risks associated with investing through subsidiaries.

Additionally, for the Staff’s information Registrant confirms the following:

•	The financial statements of a subsidiary, if any, will be consolidated with those of the Fund;

•	A subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder;

•	If a subsidiary is a foreign corporation, such subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and

•	If a subsidiary is wholly-owned, it is not expected to be subject to a separate management fee.

Mr. Raymond A. Be

Division of Investment Management

Securities and Exchange Commission

August 11, 2025

14.            Comment: In the second paragraph on page 75, the disclosure states: “As with fees for property management or other services by affiliates of the Adviser, the receipt of loan origination fees by the Adviser and/or its affiliates will be subject to the requirements of applicable law.” Please supplementally provide your analysis for how the Fund intends to comply with such laws with respect to such fees, including Section 17 of the 1940 Act.

Response: Registrant refers the Staff to its response to Comment 10 above, which addresses the legal analysis of Section 17 of the 1940 Act and its applicability to the Fund’s circumstances.

15.            Comment: In the fourth paragraph on page 75, the disclosure states that “By acquiring Shares, each Shareholder will be deemed to have acknowledged the existence of the above actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest, except as may otherwise be provided under provisions of applicable Federal securities laws which cannot be waived or modified.” Supplementally explain why such a broad waiver of conflicts of interest are appropriate in the registration statement and consistent with the Federal securities laws. Also provide a detailed analysis of the liability provisions that would and would not remain available to shareholders as a result of such a waiver. Consider the need for prominent disclosure of the risks associated with such a waiver on the Cover Page and in the Summary.

Response: Registrant has removed the disclosure at issue.

16.            Comment: In the last paragraph on page 77, the disclosure states that securities not publicly traded “will initially be valued at cost and thereafter valued at fair value as determined by the Adviser in good faith.” Supplementally explain the length of time that the Fund anticipates will pass before the Fund anticipates valuing such securities at fair value.

Response: In accordance with ASC 820, Fair Value Measurement, and Rule 2a-5 under the 1940 Act, the Fund has established a valuation policy that ensures investments are valued in good faith to reflect their fair value when market quotations are not readily available. For non-traded investments, such as real estate assets or joint venture interests, the Fund initially values these investments at cost (i.e., acquisition cost, including transaction-related expenses) as a practical and conservative approach. This is particularly relevant for newly acquired assets or those in the early stages of development, where market quotations are unavailable, and reliable fair value inputs may be limited due to the asset’s stage or market conditions.

Subsequent to acquisition, the Fund will transition to valuing these investments at fair value as determined in good faith by the Adviser, in compliance with Rule 2a-5. Fair value is determined using appropriate valuation methodologies, such as the market approach (comparable sales), income approach (discounted cash flows), or cost approach, depending on the nature of the asset and available market data. These methodologies incorporate observable inputs where possible and unobservable inputs (Level 3) when necessary.

The Fund anticipates transitioning non-traded investments from cost to fair value within a month after acquisition, or earlier if circumstances warrant. The specific timeline depends on the following factors: stabilization of the asset, availability of reliable inputs, appraisal (if applicable) and market and economic conditions. This timeline is consistent with industry practices for real estate funds, where initial valuation at cost provides a reliable starting point until sufficient data supports a fair value determination. The Fund documents the rationale for maintaining cost-based valuation and the timing of the transition to fair value in its valuation records, as required by Rule 31a-4.

Registrant believes this approach aligns with the SEC’s guidance on fair value determinations and provides investors with clear, consistent, and reliable information about the Fund’s valuation practices.

Mr. Raymond A. Be

Division of Investment Management

Securities and Exchange Commission

August 11, 2025

17.            Comment: The disclosure in this paragraph also states that “the Valuation Committee shall value each Level 3 investment on a monthly basis.” Supplementally explain why this duration is appropriate when the Fund discloses it is offering shares daily at net asset value.

Response: The Fund’s policy of valuing Level 3 investments monthly, as disclosed, is appropriate given the nature of these non-traded assets, such as real estate or joint venture interests, which rely on significant unobservable inputs under ASC 820 and Rule 2a-5 of the 1940 Act. These assets typically exhibit limited short-term volatility, with fair values driven by longer-term factors like leasing activity, market comparables, or macroeconomic conditions that do not change materially daily. The Adviser’s monthly valuation cycle, supported by robust methodologies (e.g., discounted cash flows or independent appraisals conducted at least annually), ensures fair value reflects current conditions while balancing operational feasibility and regulatory compliance with good faith valuation requirements.

For daily NAV share offerings, the Fund uses the most recent monthly fair value for Level 3 investments, carried forward and adjusted for material events (e.g., significant market shifts or property-specific developments) that would trigger an interim valuation, as required by the Fund’s policies and Rule 2a-5. This approach is suitable because the stable nature of Level 3 asset values does not necessitate daily revaluation, and monthly updates effectively capture material changes. The Adviser monitors for events requiring interim valuations, ensuring NAV reliability for daily share offerings while maintaining transparency and consistency, as documented in accordance with Rule 31a-4.

Part C: Other Information

Item 15. Financial Statements and Exhibits

18.            Comment: Please file the finalized exhibits once they are available.

Response: Registrant acknowledges the Staff’s comment and will file the finalized exhibits once available. Registrant also notes that several exhibits are included with the Amendment filing.

Item 30. Indemnification

19.            Comment: In an appropriate location, please provide the undertaking required by Rule 484 under the Securities Act regarding the Commission’s position on indemnification.

Response: As requested, Registrant undertakes as follows:

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The foregoing has been added under Item 34. Undertakings, in Part C to the Registration Statement. Please refer to the Amendment filing.

Mr. Raymond A. Be

Division of Investment Management

Securities and Exchange Commission

August 11, 2025

Accounting Comments

20.            Comment: Please confirm that there are no fee waiver/reimbursement arrangements.

Response: Registrant confirms that there are no currently effective fee waivers/expense limitations. However, as reflected in the revised fee table and accompanying notes, as well as related disclosure under “Expense Limitation and Reimbursement Agreement” in the Prospectus Summary (page 26) and in the body of the Prospectus (page 91), the Fund has entered into a fee waiver/reimbursement arrangement with the Adviser.

21.            Comment: Under the Financial Highlights section, it is noted that the new fund will be the “accounting successor.” Please clarify what this means and adjust the wording, if necessary.

Response: For clarity, Registrant will revise the disclosure to refer to the new fund as the “accounting survivor” and will clarify that this means that the new fund assumed the predecessor fund’s historical performance after consummation of the reorganization.

22.            Comment: Please explain in correspondence whether the financial statements of any wholly-owned subsidiaries will be consolidated with those of the Fund.

Response: To the extent employed, any wholly-owned subsidiary will consolidate its financial statements with those of the Fund.

23.            Comment: If the Fund expects to establish a taxable REIT subsidiary within one year of the effective date of the registration statement, please confirm that the estimated tax expenses of such taxable REIT subsidiary will be reflected in the fee table.

Response: Registrant confirms that the Fund does not expect to establish a taxable REIT subsidiary within one year of the effective date of the registration statement.

24.            Comment: Certain initial organization and offering expenses will be “advanced by the Adviser.” Please explain how the costs incurred by the Fund and costs incurred by the Adviser will be accounted for and whether amounts paid by the Adviser are subject to recoupment.

Response: As disclosed in the prospectus under “Organization and Offering Costs,” certain of the Fund’s expenses incurred in its organization and the Fund’s offering costs will be advanced by the Adviser on the Fund’s behalf. Registrant has supplemented the disclosure to clarify that such amounts may be advanced by the Adviser or its affiliates and will be subject to recoupment under an Expense Limitation and Reimbursement Agreement, for a period not to exceed three years from the date on which such expenses were paid or borne by the Adviser. Any reimbursements of organization and offering costs by the Fund will not exceed actual expenses incurred by the Adviser and its affiliates.

For the Staff’s information, Registrant notes that it anticipates initial offering costs to be accounted for as deferred costs until operations begin. Offering costs are then amortized to expense over a twelve-month period on a straight-line basis, beginning with commencement of operations. The Fund’s organizational costs will not be amortized. Registrant expects that the foregoing will be disclosed in the seed financial statements.

Mr. Raymond A. Be

Division of Investment Management

Securities and Exchange Commission

August 11, 2025

25.            Comment: The registration notes that offering costs are charged “against capital in excess of par on the balance sheet.” Please elaborate on this and also describe how subsequent offering costs incurred to keep the Fund “alive” will be treated. (See: AICPA, Technical Questions and Answers Section 4110.10)

Response: Since the Fund is a continuously offered closed-end fund, the organization costs should be charged to expense as they are incurred in accordance with FASB ASC 720-15-25-1. The offering costs should be accounted for as a deferred charge until operations begin and thereafter be amortized over 12 months on a straight-line basis in accordance with paragraph 6 of FASB ASC 946-20-25.

26.            Comment: Regarding the reorganization of three predecessor funds into the new fund:

(a)            Please explain in correspondence what assets will be used to seed the Fund.

(b)            Please provide in correspondence a sequence timeline for the reorganizations, and the order they took place. As part of the response, please include the forms that were filed with the Commission for each transaction noted, including any anticipated amendments.

Response:

(a)            The Fund will be seeded with the combined assets of the two predecessor private funds, which will convert into the Fund at closing. These assets primarily consist of real estate securities and to a lesser extent other real estate-related assets as well as cash and cash equivalents. The investments will be disclosed on the consolidated Schedule of Investments.

(b)            The reorganization process involves the merger of two predecessor private funds into the Fund, with both conversions occurring simultaneously at closing, anticipated for September 1, 2025 or as soon as practical thereafter. Below is the sequence of events.

1. Pre-Merger Preparations (Completed in Q2 2025): Client consent was solicited and obtained from the members of both private funds, as required under the respective fund agreements.

2. Pre-Closing Filings (Completed May 9, 2025): The Fund filed its initial registration statement on Form N-2 with the SEC.

Mr. Raymond A. Be

Division of Investment Management

Securities and Exchange Commission

August 11, 2025

3. Effectiveness (anticipated in August 2025): The Fund anticipates obtaining effectiveness from the SEC in August of 2025. Once effective, the parties can proceed to closing under the Plan.

4. Closing of Merger (anticipated on September 1, 2025): Upon completion of the closing conditions, both predecessor private funds will merge into the Fund simultaneously.

5. Post-Closing Filings (anticipated in Q4 2025): An initial Form N-CEN for the new fund will be filed with the SEC, as required.

Very truly yours,

/s/Nathaniel Segal
Nathaniel Segal
Shareholder
Vedder Price P.C.

cc:	Joseph M. Mannon, Shareholder, Vedder Price P.C.
Michael McVickar, General Counsel, Origin Investments
Shandy C. Pumphrey, Staff Accountant, U.S. Securities and
Exchange Commission
Jay Williamson, Senior Counsel, U.S. Securities and
Exchange Commission
Christian Sandoe, Assistant Director, U.S. Securities and
Exchange Commission